FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:           /s/ Valerie Seager_________________________

Name:                      Valerie Seager

Title:                      Corporate Secretary

Date: April 17, 2008

EXHIBIT INDEX

Exhibit                      Description of Exhibit

99.1	Material Contract – Release of Released Guarantors’ Guarantees of Company’s 8 5/8% Senior Notes due 2011[1]

99.2	Material Contract – Release of Released Guarantors’ Guarantees of Company’s 7 3/8% Senior Notes due 2014[2]

99.3
Material Contract – Third Supplemental Indenture dated as of April 10, 2008 to Indenture dated as of May 15, 2003 by and among Catalyst Paper Corporation, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee relating to the Company’s 8 5/8% Senior Notes due 2011[3]

99.4
Material Contract – Second Supplemental Indenture dated as of April 10, 2008 to Indenture dated as of March 23, 2004 by and among Catalyst Paper Corporation, as Issuer, the Guarantors named therein and Wells Fargo Bank, National Association, as Trustee relating to the Company’s 7 3/8% Senior Notes due 2014[4]

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)

2 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)

3 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)

4 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)